

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2012

Via E-mail
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

Re: San Lotus Holding Inc.
          Amendment No. 4 to Registration Statement on Form S-1
          Filed January 3, 2012
          File No. 333-176694

Dear Mr. Hsing:

     We have reviewed your responses to the comments in our letter dated November 28, 2011 and have the following additional comments.

Registration Statement Cover Page

1. We note your response to our prior comment 3 and reissue in part. Please move the Commission legend from the registration statement cover page to your prospectus cover page, which should not be numbered iii since it is the first page of the prospectus.

Prospectus Summary, page 2

Overview, page 2

2. Refer to the sixth paragraph of this section. Please revise to correct the apparent contradiction between the statement that Mr. Chen "will" pay any additional costs with the statement that there is no guarantee that there will be a loan. If there is a binding obligation by him to fund your losses and be paid back later, please so indicate. If not, please so state.

3. We note your response to our prior comment 11. Please revise your disclosure regarding your status as a shell company in your Prospectus Summary and Risk Factor sections by clarifying that all shareholders with restricted shares of your common stock will be subject to the limitations of using Rule 144 that are described in Rule 144(i) of the Securities Act with regard to the restricted shares.

Risk Factors, page 6

4. We note your response to our prior comment 13. We note your response to us that your auditor has not expressed substantial doubt "in his notes." Please explain to us why you state on page 23 that "[y]our auditors have raised substantial doubt about our ability to continue as a going concern."

We will need government approval to operate travel agencies in the countries, page 7

5. We note your response to our prior comment 15. Please revise to state whether you will have enough capital to meet the capital base requirements and statutory reserve after taking into account the costs of your business plan and costs of operations. Additionally please revise to state what the Taiwan legal requirements are for the qualification of management personnel. Please also discuss the extent to which members of your management meet these requirements.

Description of Business, page 17

6. We note your response to our prior comment 17 and reissue. Please significantly revise this section to provide more detail and clarity in regards to all material aspects of your business plan. Revise to provide a factual description of your current state and the steps you believe are necessary to achieve your aspirations in terms of effort, cash and time. Explain how and when you expect to begin generating revenue. For example:
   - Disclose when you anticipate obtaining approval to operate as a travel agency in Taiwan or in any other countries and what challenges you anticipate in obtaining the necessary approvals;
   - Disclose the steps you must take in order to be able to distribute travel insurance policies, including the costs of completing such steps;
   - Disclose the estimated costs of obtaining the lists that you intend to use to contact your target market of high-income individuals;
   - Disclose the aggregate costs of all the publications you intend to receive in order to "be up to date on information;"
   - Disclose when you intend to employ more "qualified employees" and what you mean by "more qualified employees;"

- Disclose when you will attempt to expand to a target market beyond Taiwan, how you intend to expand your target market and the estimated cost of such expansion;
- Disclose the types of products you intend to distribute as a "wholesaler;"

Business Development, page 18

7. We note your response to our prior comment 19 and we reissue the comment. The fourth sentence of this section says you hope to have the company website operational within 60 days of the effectiveness of the registration statement. Since the registration statement is a selling shareholder registration statement, we do not understand why effectiveness is part of the timeline for executing your business plan. Please explain to us why it appears you have not been spending money to execute your business plan and are waiting until effectiveness to do this.

8. We note your response to our prior comment 21. We note your disclosure regarding the "travel industry organizations" and "travel-related organization" on page 18, but it appears that you have only listed one, the CLIA. Please revise or advise.

9. We note your response to our prior comment 23 and we reissue. Please revise to clarify what you mean by your disclosure that the "size of commission will also be determined in large part by the tour operators who will charge varying fees" by explaining the effect that the operator's fees will have on your ability to charge commissions approximating 8-10% of the total package price.

10. We note your response to our prior comment 25. Please revise the second paragraph on the page following page 18 to clarify what fees and commissions are to be paid and who will pay them. Additionally revise to explain whether the $50 commission and the 10% fee will be charged to the customers or the tour operators.

11. In this regard please explain what your relationship with tour operators will be and what payments will be made. In doing so please explain what you mean by "in addition to the amount we receive from the tour operators" and quantify the amount. Additionally explain what you mean by the "commissions from travel operators to be determined at a later date" and "price (discount) we can get from the selected tour operator."

12. We note your response to our prior comment 26 and reissue in part. Please reconcile your disclosure that the dollar amount of the trip or package would not be relevant to the amount you charge for designing and guiding trips with your disclosure in the first sentence following page 18 that "[your] planned services would be world-wide with commissions approximating 8-10% of total package

price." To the extent that you do not intend to charge a percentage of the cost of the trip, please revise to clarify how the "[c]osts of designing trips will depend on the destination, air/land arrangements, local guides/services"

Competition, page 19

13. We note your response to our prior comment 27. Please revise to discuss the specific competitive conditions in Taiwan rather than providing examples from the United States. For example we note reference to "American Express & the American Automobile Association (AAA)." To the extent that either of these are competitors in Taiwan please advise.

Executive Compensation, page 24

14. Please revise to provide disclosure as of the end of the fiscal year. We note that your fiscal year end is December 31.

Financial statements for the period ended November 30, 2011

Report of Independent Registered Public Accounting Firm, page 1

15. You state on page 23 that "[y]our auditors have raised substantial doubt about our ability to continue as a going concern." If your auditors have raised substantial doubt about your ability to continue as a going concern, please revise your filing to include an appropriate audit opinion. If such doubts were alleviated, disclosure of the principal conditions and events that initially caused your auditor to believe there was substantial doubt along with a discussion of the mitigating factors, including management's plans, should be included in the notes to your financial statements.

Signatures

16. We note your response to our prior comment 32. Please revise the second half of the signature block to have it signed by a person or persons with the indicated capacities of principal executive officer, principal financial officer, and either controller or principal accounting officer. Additionally the second half of the signature block must be signed by at least a majority of your directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

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